November 20, 2024

Andrew Milgram
Chief Executive Officer
Marblegate Capital Corp
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

Jared Golub
Partner
DePalma Acquisition II LLC
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

Jared Golub
Partner
DePalma Acquisition I LLC
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

       Re: Marblegate Capital Corp
           Amendment No. 6 to Draft Registration Statement on Form S-4 Amendment Submitted October 22, 2024
           CIK No. 0001965052
Dear Andrew Milgram, Jared Golub, and Jared Golub:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
 November 20, 2024
Page 2

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 17, 2024 letter.

Amendment No. 6 to Draft Registration Statement on Form S-4
General

1.     Please revise to include the disclosure required by Items 1603(a)(2),
(a)(3), (a)(7),
       (a)(9) and 1603(c) of Regulation S-K.
2.     We note the reference on page 137 to Huron assuming that the    run-rate
   financial
       estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of MAM assuming the fleet leasing scenario contemplated by such management. Please provide the disclosures required by Item 1609 or advise us why you believe these financial estimates are not projections.
3. Please note that we continue to review your responses regarding investment company status.
Summary of the Proxy Statement/Prospectus, page 26

4.     Please provide the disclosure required in Item 1604(b)(5) of Regulation
S-
       K, including but not limited to a discussion in the summary of the material terms of the various promissory notes that have been issued in connection with the consummation of the business combination transaction, the anticipated use of proceeds from any material financing transactions and the dilutive impact, if any, of these financing transactions on non-redeeming shareholders.
Ownership of New MAC Upon Completion of the Business Combination, page 43

5. Please revise to include the disclosure required by Item 1604(c) of Regulation S-K.
       For example, please revise and restructure the dilution table so that it shows via separate sets of line items: (1) the nature and amount of each adjustment to net tangible book value as of the most recent balance sheet date filed to arrive at the adjusted net tangible book value used to calculate net tangible book value per share, as adjusted and (2) each adjustment to the number of shares used to calculate net tangible book value per share, as adjusted. Further revise the table so that it shows at least four redemption levels and, at each redemption level, shows a single net tangible book value per share, as adjusted, determined pursuant to Item 1604(c) of
       Regulation S-K. Disclose the difference between such net tangible book value per share, as adjusted, and the IPO price. Additionally, please enhance your disclosure outside the table to describe each material potential source of future dilution that non-
       redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted.
 November 20, 2024
Page 3

Redemption Rights, page 45

6. Please expand your disclosure in this section to clarify: (1) whether shareholders may redeem their shares in connection with any proposal to extend the time period to complete a business combination; (2) whether shareholders can redeem their shares regardless of whether they abstain, vote for or vote against the proposed business combination; and (3) the uncertainty about the amount of redemptions. The Background of the Business Combination, page 126

7.     Please revise to include the disclosure required by Items 1605(b)(3),
(b)(4), and (b)(6)
       of Regulation S-K as to the target and its shareholders. Additionally, with respect to
       1605(b)(6), we note the statement on page 288 describing the assumption that the merger "qualifies as a transaction described in Section 351(a) of the Code or a reorganization within the meaning of Section 368(a) of the Code." Please revise so that the opinion does not assume the conclusion.
MAC Board's Reasons for the Approval of the Business Combination, page 131

8. Please revise here or elsewhere to state whether or not a majority of the directors who are not employees of the special purpose acquisition company retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for
       purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to Item 1606(d) of
       Regulation S-K.
MRP and MRP+, page 191

9. Please revise to disclose the balance in the Reserve Fund as of the most recent date available.
DePalma's Executive and Director Compensation, page 204

10. We note the reference to compensation for the year ended December 31, 2022. Please revise to update the executive compensation disclosure.
Management's Discussion and Analysis, page 205

11. We note the discussion of DePalma II monitoring Septuagint's ability to pay. Please revise to quantify the total accumulated amounts due from Septuagint.
12. Please revise the discussion of Other revenue on page 213 and elsewhere to separately quantify when multiple factors contribute to material changes. For example, you state that the 76% increase was "primarily" due to payments from the reserve fund.
       Additionally, clarify where you discuss the period to period changes in "restructurings fees borrowers are requested to pay as part of the MRP+ program, as well as fees received in connection with non-MRP+ restructurings and settlements, and the resolution of certain litigation and bankruptcy proceedings."
Other Income (Expense) - Change in fair value of loans, page 214

13.    It appears your explanations of the gain or loss presented as    Change
in fair value of
       loans    for each period are not consistent with the actual gain or loss as presented in
 November 20, 2024
Page 4

       the preceding table. Please revise as appropriate.
14. Please revise to provide additional information related to how and why the extension of the assumed maturity date for MRP+ loans impacted their fair value. For example, explain why you extended the assumed maturity date, whether it resulted in additional estimated payments which increased their fair value or whether this resulted in existing estimated payments being received further in the future which decreased their fair value, etc. Additionally, please ensure your disclosure appropriately discusses all items that results in material gains or losses, even if netted to a smaller amount, in this line item.
Other Income (Expense), page 214

15. We note your disclosure regarding principal payments received. Please tell us in detail and revise to describe the financial impact of receiving principal payments. For example, describe if and when you recognize a realized gain or loss. Also, discuss the interplay between separately recognizing a realized gain related an unrealized gain that was recognized in a prior period.
Other Income (Expense) - Change in fair value of loans, page 215

16.    We note your disclosure that,    the decrease in the fair value of loans
was primarily
       due to a revaluation of the MRP+ program loans driven by a reduction in the
       price.    Please revise to clarify what caused a reduction in price and the underlying
       reasons the price was lower (e.g., market observations, etc.).
DePalma Acquisition I LLC
Note 2. Restatement of Previously Issued Financial Statements, page F-88

17. Please tell us why the restatement resulted in a different measurement of realized gains (losses) on loans held for investment, net.
18. Please tell us why the restatement resulted in a different number of capital units outstanding.
Note 3. Summary of Significant Accounting Policies - Loans Held for Investment, at Fair
Value, page F-91

19. We note your disclosure that for foreclosed loans, the difference between fair value of the collateral less foreclosure costs compared to the loan carrying value is recorded as a realized gain or loss. Please tell us how you determined that this measurement of the realized gain or loss is consistent with US GAAP. Specifically tell us how you considered whether the realized gain or loss should be measured using the cost basis, as opposed to the carrying value, of the loan as indicated in ASC 946-320-40-1 and paragraph BC49 in ASU 2023-08.
20.    We note your disclosure that,    the reduction in the outstanding
principal balance to
       the restructured principal balance is recorded as a writedown of principal in which no cash is received, at which time a realized loss is recorded based on the reduction in
       principal balance.    Please address the following:

             Noting that pre-restructured loans were measured and carried at the discounted
 November 20, 2024
Page 5

           medallion value of approximately $166 thousand and the restructuring resulted in the write-down of contractual principal to $200 thousand, please explain to us in detail and revise as needed to clarify how a typical MRP+ restructuring resulted in recognizing a realized loss. Please provide the journal entry that was typically recorded.

             Specifically, tell us if and why a realized loss was recorded when the carrying value of a loan was below the restructured principal balance prior to the restructuring.

             Noting that most pre-restructured loans were measured and carried at the discounted medallion value of approximately $166 thousand and post-restructured loans have the same contractual terms and are measured using discounted cash flows, please tell us in detail and revise as needed here or in MD&A to describe the typical realized gain or loss recognized and/or change in fair value of loans recognized from an MRP+ restructuring. Specifically clarify if the fair value of the loan typically increased, decreased or stayed the same.
21. To the extent you continue to use separate line items for realized and unrealized gains and losses related to your loans measured at fair value, please ensure your
      measurements and presented amounts in each line item and disclosed accounting policies are appropriate. For instance, please clarify your disclosure to state, if true, that when a realized gain or loss is recognized, an offset is recognized
in the    change
      in fair value of loans    line item to the extent that the related
unrealized gain or loss
      was recognized in a prior period.
22. Please revise to disclose, if true, that interest on non-performing Non-MRP loans is recorded in the other revenue line item when cash is received.
Note 4. Fair Value Measurements, page F-93

23. Please revise to disclose the estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk and how the gains or losses were determined. Refer to ASC 825-10-50-30.c for guidance.
24. Please revise to disclose the amount of the total gains or losses recognized during the period that is attributable to the change in unrealized gains or losses relating to those loans held at the end of the reporting period, and the line item in the statement of operations in which those unrealized gains or losses are recognized. Refer to ASC
      820-10-50-2.d for guidance.
DePalma Acquisition II LLC
Note 4. Fair Value Measurements, page F-115

25.   Noting your disclosure on page F-120 that appears to indicate that
DePalma II
      originated Non-MRP+ loans, please tell us why you describe the increase in Non-
      MRP+ Loans as    purchase    in the rollforward on page F-117.
 November 20, 2024
Page 6

Note 5. Septuagint - Vehicles, page F-120

26. Please provide us an accounting analysis detailing the impact of the October 17, 2024 amendment to the Septuagint Operating Service Agreement on your accounting for the sales-type leases of your taxicab vehicles and the deposit liability recognized.
       Specifically tell us how you considered the guidance in ASC 842-30-25-3.
Note 12. Subsequent Events, page F-125

27. Please tell us in detail and revise, as needed, to provide additional information related to Queens which is described as a strategic joint venture partner in Septuagint.
       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance